SECURITI [redacted] N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: European American Equities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Girasole, CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3

EUROPEAN AMERICAN EQUITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2008

European American Equities, Inc.

For The Year Ended

December 31, 2008

Contents | Page

RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

11 Penn Plaza, 5th Floor
New York, NY 10001
(212) 946-4833
Fax: (212) 946-2808

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
European American Equities, Inc.

I have audited the accompanying statements of financial condition of European American Equities, Inc. (formerly known as TN Capital Equities, Ltd) as of December 31, 2008 and 2007, and the related statements of income, cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of European American Equities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 26, 2009

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2008 and 2007

LIABILITIES AND STOCKHOLDERS EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts Payable	$ 31,905	$ 8,443
Total Current Liabilities	31,905	8,443
Total Liabilities	31,905	8,443
STOCKHOLDERS' EQUITY		
Paid in Excess	26,980	26,980
Retained Earnings	8,954	245,663
Total Stockholders' Equity	35,934	272,643
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 67,839	$ 281,086

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash in Bank	$ 29,948	$ 119,975
Cash in Bank-Savings	6,776	6,729
Cash in Bank- IMMA	31,115	154,382
Total Current Assets	67,839	281,086
TOTAL ASSETS	$ 67,839	$ 281,086

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Income

	12 Months Ended December 31, 2008	12 Months Ended December 31, 2007
Sales		
Fees & Commissions	$ 2,775,359	$ 7,812,665
Total Sales	2,775,359	7,812,665
Cost of Sales		
Broker Fees	2,054,375	5,833,651
Consulting Fees	666,307	1,619,494
Hotel/Air/Travel	45,537	0
Total Cost of Sales	2,766,219	7,453,145
Gross Profit	9,140	359,520
Operating Expenses		
Salaries - Office	26,538	0
Advertising	5,139	6,863
Delivery/Messenger	3,746	0
Registration Fees	22,252	2,261
NASD Fees	36,607	25,438
Medical Insurance	14,910	0
Office	10,101	5,115
Professional Fees	58,461	17,700
Rent	29,500	45,500
Payroll Taxes	6,901	0
Taxes Corp - State	1,430	7,850
Taxes Corp - City	7,453	7,000
Taxes Corp - Federal	9,770	22,000
Telephone	1,498	6,782
Travel	1,088	0
Travel & Entertainment	12,235	3,111
Total Operating Expenses	247,629	149,620
Operating Income	(238,489)	209,900
Other Income		
Interest Income	1,779	8,407
Total Other Income	1,779	8,407
Net Income	$ (236,710)	$ 218,307

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (236,711)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	23,462
Accrued Liabilities	0
Total Adjustments	23,462
Net Cash Provided By (Used in) Operating Activities	(213,249)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(213,249)
CASH AT BEGINNING OF PERIOD	281,087
CASH AT END OF PERIOD	$ 67,837

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Changes in Stockholders Equity

	12 Months Ended December 31, 2008	12 Months Ended December 31, 2007
Beginning of Period	$ 272,644	$ 54,336
Plus: Net Income(Loss)	$ (236,711)	$ 218,308
Stockholders Equity End of Period	$ 35,932	$ 272,644

-See Accountant's Audit Report and Notes to Financial Statements-

European American Equities, Inc.
Statement of Changes in Financial Position
Twelve Months Ended December 31, 2008

Source of Funds:	
Operations:	
Net Profit (Loss)	$ (236,710)
Total from Operations	$ (236,710)
Other Sources	0
Total Other Sources	0
Total Source of Funds	$ (236,710)
Application of Funds	0
Total Application of Funds	0
Change: Working Capital	$ (236,710)

-See Accountant's Audit Report and the Notes to Financial Statement-

European American Equities, Inc.
Statement of Subordinated Debt
Twelve Months Ended December 31, 2008

Subordinated Debt as of January 1, 2008	$ 0
Increases	0
Total Outstanding Debt	0
Decreases (Repayments)	0
Balance as of December 31, 2008	$ 0

-See Accountant's Audit Report and the Notes to Financial Statement-

Notes to Financial Statements

Organization

1. European American Equities, Inc. formerly known as TN Capital Equities, LTD. (the "company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18,1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the" Exchange Act"),and which became a member of the National Association of Securities Dealers, Inc.("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporation.

Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2008, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2008 the company had net capital of $35,934. This amount exceeded such requirements for 2008 by $30,934. At December 31, 2007 the Company had net capital of $272,644.

European American Equities, Inc.
Computation of Net Capital for Brokers and Dealers
December 31, 2008

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

NET CAPITAL	$	35,934
Add: Subordinated Loan		-0-
TOTAL CAPITAL		35,934
DEDUCTIONS		-0-
HAIRCUTS ON SECURITIES		-0-
NET CAPITAL	$	35,934
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	30,934
AGGREGATE INDEBTEDNESS	$	(31,905)

No material differences exist between the above computation and the computation included in the company's corresponding un-audited Part II of Form X-17A-5 as of December 31, 2008.

European American Equities, Inc.
Computation of Reserve Requirements
December 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

RICHARD J. GIRASOLE, CPA, P.C.
Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

11 Penn Plaza, 5th Floor
New York, NY 10001
(212) 946-4833
Fax: (212) 946-2808

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors and Stockholders of
European American Equities, Inc.

Gentlemen:

I have audited the accompanying financial statements of European American Equities, Inc. for the year ended December 31, 2008 and have issued my audit report dated February 26, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and , in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA